UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549


SCHEDULE 13G


Under the Securities Exchange Act of 1934


(Amendment No. 1)*

Memberworks Inc.
(Name of Issuer)

Common
(Title of Class of Securities)


586002107
(CUSIP Number)

			December 31, 2003
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[X]	Rule 13d-1 (b)

[ ]	Rule 13d-1 (c)

[ ]	Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






CUSIP No. 586002107               13G                 Page 2 of 5 Pages

1)    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Neuberger Berman, Inc.
      061523639
	 Neuberger Berman, LLC
	 13-5521910


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) /__/
                                                                 (b) /X/
3)   SEC USE ONLY


4)   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5)   SOLE VOTING POWER
      51,070

6)   SHARED VOTING POWER
      1,264,000

7)   SOLE DISPOSITIVE POWER
      0

8)   SHARED DISPOSITIVE POWER
      1,319,870


9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,319,870


10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
      123,900

11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      12.16


12)   TYPE OF REPORTING PERSON*

      BD/IA

CUSIP No. 586002107               13G                     Page 2A of 5 Pages

1)    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Neuberger Berman Focus
      133697439


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) /__/
                                                                 (b) /X/
3)   SEC USE ONLY


4)   CITIZENSHIP OR PLACE OF ORGANIZATION
      USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5)   SOLE VOTING POWER
      0

6)   SHARED VOTING POWER
      1,260,000

7)   SOLE DISPOSITIVE POWER
      0

8)   SHARED DISPOSITIVE POWER
      1,260,000


9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,260,000


10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      11.61

12)   TYPE OF REPORTING PERSON*

      IV


CUSIP No. 586002107               13G              Page 3 of 5 Pages
Item 1.   (a)    Name of Issuer:
                 Memberworks Inc.

Item 1    (b)    Address of Issuer's Principal Executive Offices:
                 680 Washington Blve Suite 1100 Stamford CT 06901

Item 2.   (a)    Name of Person Filing:

                 Neuberger Berman, Inc.
	Neuberger Berman, LLC.
                 Neuberger Berman Management Inc.
                 Neuberger Berman Focus

Item 2    (b)    Address of Principal Business Office:

                 605 Third Ave., New York, NY, 10158-3698

Item 2    (c)    Citizenship:

                 USA

Item 2    (d)    Title of Class of Securities:
                 Common

Item 2    (e)    CUSIP Number:
                 586002107

Item 3.   (g)    /X/  Parent holding company, in accordance with 240.13d-1
				(b) (ii) (G)

Item 4.          Ownership:

          (a)    Amount Beneficially Owned:

                 1,319,870

          (b)    Percent of Class:

                 12.16



CUSIP No. 586002107               13G                Page 4 of 5 Pages

(c)    Number of Shares as to which such person has:
            (I)    Sole Power to vote or to direct the
                   vote: 51,070

            (II)   Shared Power to vote or to direct the
                   vote: 1,264,000

            (III) Sole Power to dispose or to direct the disposition of: 0

            (IV) Shared Power to dispose or to direct the disposition of: 1,319,870


Item 5.          Ownership of Five Percent or Less of a Class:
                                       N/A

Item 6.          Ownership of More than Five Percent on Behalf of Another:



Neuberger Berman, LLC is deemed to be a beneficial owner for purpose of Rule 13(d) since it has shared power to make decisions whether to retain or dispose of, and in some cases the sole power to vote the securities of many unrelated clients. Neuberger Berman, LLC does not, however, have any economic interest in the securities of those clients. The clients are the actual owners of the securities and have the sole right to receive and the power to direct the receipt of dividends from or proceeds from the sale of such securities.

Employee(s) of Neuberger Berman, LLC own 123,900 shares. Employee(s) own these shares in their own personal securities accounts. Neuberger Berman, LLC disclaims beneficial ownership of these shares since; these shares were purchased with each employee(s) personal funds and each employee has exclusive dispositive and voting power over the shares held in their respective accounts.

With regard to the shares set forth under Item 4.(c)(II), 1,260,000 shares or 11.61% of the outstanding are beneficially owned by Neuberger Berman Focus Portfolio, a series of Equity Managers Trust. Neuberger Berman, LLC and Neuberger Berman Management Inc. are deemed to be beneficial owners of these shares for purposes of Rule 13(d) since they both have shared power to make decisions whether to retain or dispose of the securities. Neuberger Berman, LLC and Neuberger Berman Management Inc. serve as sub-adviser and investment manager, respectively, of Neuberger Berman Focus Portfolio, which holds such shares in the ordinary course of its business and not with the purpose nor with the effect of changing or influencing the control of the issuer.

With regard to the balance of the shares set forth under Item 4.(c)(II), Neuberger Berman, LLC and Neuberger Berman Management Inc. are deemed to be the beneficial owners for the purposes of Rule 13(d), since they have power to make decisions whether to retain or dispose of securities held by Neuberger Berman's various other Funds. Neuberger Berman, LLC is the sub-advisor to the aforementioned Funds.

No other Neuberger Berman, LLC advisory client has an interest of more than 5% of the issuer.

It should be further noted that the share calculation under item 4.(c)(IV) is derived from a total combination of the shares set forth under Item 4.(c)(I and II). The remaining balance of shares, if any, are for individual client accounts over which Neuberger Berman, LLC has shared power to dispose.


CUSIP No. 586002107               13G                    Page 5 of 5 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
Holding Company:
Neuberger Berman, Inc. makes this filing pursuant to Rule
13d-1(b)(ii)(G) since it owns 100% of both Neuberger
Berman, LLC and Neuberger Berman Management, Inc. and does not own over 1% of the issuer.
Neuberger Berman, LLC, as investment advisor and broker/dealer with discretion.
Neuberger Berman Management Inc. as investment advisor to a Series of Public Mutual Funds.

Item 8.          Identification and Classification of Members of the Group:
                           N/A
Item 9.          Notice of Dissolution of Group:
N/A

Item 10.         Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

In addition, the undersigned hereby agree that the Schedule 13G filed herewith is filed jointly pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, as amended, on behalf of each of them.



Date: February 9, 2004



By:_____________________________
 	Kevin Handwerker
General Counsel
Neuberger Berman, Inc.
	Neuberger Berman, LLC.


By: _____________________________
	Peter Sundman
President and Director
Neuberger Berman Management Inc.



By: :_____________________________
	Peter Sundman
Chairman of the Board, Chief Executive
Officer and Trustee
 	Neuberger Berman Focus,
a Series of Equity Managers Trust